UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 21, 2014

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three and six month periods ended June 30, 2014 and 2013. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2013 annual report filed on Form 20-F with the Securities and Exchange Commission and the condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Risk Factors” and “Forward-Looking Statements” in the annual report on Form 20-F of Navios Logistics for the year ended December 31, 2013 for the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report.

Recent Developments

In the second quarter of 2014, Navios Logistics took delivery of 36 newbuilding barges in China and positioned them in South America. These barges, along with three second-hand pushboats that were acquired in January 2014, have been placed to service three six-year time charter contracts at $14,500, net per day each, with an investment grade counterparty.

On July 4, 2014, Navios Logistics took delivery of an additional 36 newbuilding barges from a Chinese shipyard, which are currently being transported to South America.

Overview

General

Navios Logistics has been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America. The Company serves the storage and marine transportation needs of its customers through its port storage and transfer facilities and its diverse fleet of vessels, barges and push boats. Navios Logistics provides transportation for liquid cargo (including, crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied petroleum gas (“LPG”) and dry cargo (including, cereals, cotton pellets, soybeans, wheat, limestone, clinker, mineral iron, and rolling stones). Its port in Uruguay services dry bulk commodities, while the port in Paraguay is for refined petroleum products. Navios Logistics combines its ports with its versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region.

Ports

Navios Logistics owns two port storage and transfer facilities: one for dry bulk commodities and agricultural, forest and mineral-related exports in Nueva Palmira, Uruguay and the other for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facility in Nueva Palmira has a total storage capacity of 460,000 metric tons. Its port facility in San Antonio has a total storage capacity of 45,660 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 369 vessels, barges and pushboats of which 367 are owned and two are chartered-in. Of the 367 owned vessels, barges and pushboats, three pushboats are expected to be delivered in the first quarter of 2015.

Two tank barges of its current core fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 1.3 years. Long-term charter-in contracts are considered to be charter-in contracts with duration of more than one year at inception.

The following is the current core fleet as of August 21, 2014:

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/Brake Horsepower (BHP)	Description
Pushboat fleet (1)	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	295	512,600 DWT	Dry Cargo
Tank Barges (2)	34	111,475 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (3)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	363

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (4)	2010	16,871	Double-hulled Product Tanker
Ferni H (4)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	Three pushboats are expected to be delivered in the first quarter of 2015.
(2)	Two tank barges with total capacity of 5,066 m3 are chartered-in.
(3)	These tank barges serve the Argentine cabotage business.
(4)	Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their charter periods in June 2016 at a purchase price of $9.9 million and $9.8 million, respectively.

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on its view of overall market conditions in order to implement its overall business strategy. In the barge business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In the cabotage business, Navios Logistics typically operates under time charters with durations in excess of one year. Some of Navios Logistics’ charters provide fixed pricing, labor cost, minimum volume requirements and fuel price adjustment formulas. On other occasions, Navios Logistics engages in CoAs, which allow flexibility in transporting a certain cargo to its destination.

Factors Affecting Navios Logistics’ Results of Operations

Contract Rates

The shipping and logistics industry has been highly volatile during the past few years. In order to have full utilization of its fleet and storage capacity, the Company must be able to renew contracts on its fleet and ports upon the expiration or termination of current contracts. The ability to renew contracts depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could likely result in a reduction in demand for services.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. Navios Logistics uses the U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar- denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessels, barges and pushboats business, Navios Logistics negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, prices that Navios Logistics pays for fuel and crew cost are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

One significant factor that affects Navios Logistics’ results of operations and revenues from quarter to quarter, particularly in the first and last quarters of each year, is seasonality. Generally, the high season for the logistics business is the period between February and July as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, in tandem with the arrival of the first barges down-river and with the oceangoing vessels’ logistics operations. The liquid port terminal operations in Paraguay and Navios Logistics cabotage business are not significantly affected by seasonality as the operations of the port and Navios Logistics’ cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

Navios Logistics reports its operations based on three reportable segments: the Port Terminal Business, the Barge Business and the Cabotage Business. The Port Terminal Business segment includes the dry and liquid port terminal operations, the Barge Business segment includes Navios Logistics’ river fleet and the Cabotage Business segment includes the product tankers and the two self-propelled barges.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2014 and 2013. This information was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended June 30, 2014 (unaudited)	Three Month Period ended June 30, 2013 (unaudited)	Six Month Period ended June 30, 2014 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)
Time charter, voyage and port terminal revenues	$57,523	$51,488	$100,463	$95,638
Sales of products	12,445	11,979	15,103	41,059
Time charter, voyage and port terminal expenses	(12,631)	(11,447)	(22,875)	(20,899)
Direct vessel expenses	(19,978)	(16,810)	(35,636)	(35,034)
Cost of products sold	(11,796)	(12,620)	(14,349)	(38,637)
Depreciation and amortization	(5,982)	(5,779)	(12,049)	(11,872)
General and administrative expenses	(3,351)	(3,541)	(6,759)	(6,611)
Interest expense and finance cost, net	(7,446)	(6,657)	(14,162)	(12,038)
Gain on sale of assets	—	18	—	18
Loss on bond extinguishment	(27,281)	—	(27,281)	—
Other expense, net	(2,180)	(2,057)	(3,109)	(4,868)

(Loss)/income before income taxes and noncontrolling interest	(20,677)	4,574	(20,654)	6,756
Income tax (expense)/benefit	(758)	(57)	(958)	3,713

Net (loss)/income	(21,435)	4,517	(21,612)	10,469
Less: Net income attributable to the noncontrolling interest	—	(94)	—	(112)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(21,435)	$4,423	$(21,612)	$10,357

Other Operating Data
Dry Port—dry cargo tons moved	1,318,900	1,109,200	2,062,200	1,928,800
Liquid Port—cubic meters of stored liquid cargos	40,017	55,652	82,682	123,447
Liquid Port—cubic meters of sales of products	11,633	12,037	14,306	40,382
Barge—cubic meters of liquid cargos	173,742	184,122	339,233	342,892
Barge—dry cargo tons	557,562	432,330	926,090	664,124
Cabotage—cubic meters of liquid cargos	675,898	548,781	1,094,671	1,113,174
Cabotage—available days	720	690	1,376	1,365
Cabotage—operating days	625	595	1,126	1,139
Revenues per Segment
Port Business	$24,596	$22,705	$34,123	$59,418
Revenue—dry port	$11,334	$9,928	$17,619	$16,919
Revenue—liquid port	$817	$798	$1,401	$1,440
Sales of products—liquid port	$12,445	$11,979	$15,103	$41,059
Barge Business	$28,326	$25,787	$50,978	$49,069
Cabotage Business	$17,046	$14,975	$30,465	$28,210

For the three month period ended June 30, 2014 compared to the three month period ended June 30, 2013

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended June 30, 2014, Navios Logistics’ time charter, voyage and port terminal revenues increased by $6.0 million or 11.7% to $57.5 million, as compared to $51.5 million for the same period during 2013. Revenue from the port terminal business increased by $1.5 million or 13.3% to $12.2 million for the three month period ended June 30, 2014, as compared to $10.7 million for the same period during 2013. The increase was mainly attributable to an increase of products transported in the dry port terminal. Revenue from the barge business increased by $2.5 million or 9.8% to $28.3 million for the three month period ended June 30, 2014, as compared to $25.8 million for the same period during 2013. This increase was mainly attributable to the commencement of operations of three new dry cargo convoys under time charter contracts during the second quarter of 2014. Revenue from the cabotage business increased by $2.0 million or 13.8% to $17.0 million for the three month period ended June 30, 2014, as compared to $15.0 million for the same period during 2013. This increase was mainly attributable to an increase in the cabotage fleet’s available days and time-charter rates achieved.

Sales of Products: For the three month period ended June 30, 2014, Navios Logistics’ sales of products increased by $0.4 million or 3.9% to $12.4 million, as compared to $12.0 million for the same period during 2013. This increase was attributable to the increase of rates charged for products sold in the liquid port in Paraguay.

Time Charter, Voyage and Port Terminal Expenses: For the three month period ended June 30, 2014, time charter, voyage and port terminal expenses increased by $1.2 million or 10.3% to $12.6 million as compared to $11.4 million for the same period during 2013. Time charter and voyage expenses of the barge business for the three month period ended June 30, 2014 increased by $0.9 million or 10.3% to $9.4 million, as compared to $8.5 million for the same period during 2013. This was mainly attributable to an increase in time charter expense relating to the short term charter-in of 36 barges during the second quarter of 2014. Voyage expenses of the cabotage business increased by $0.2 million or 222.2% to $0.3 million for the three month period ended June 30, 2014 as compared to $0.1 million for the same period in 2013. Port terminal expenses increased by $0.1 million or 3.8% to $2.9 million for the three month period ended June 30, 2014 as compared to $2.8 million for the same period in 2013.

Direct Vessel Expenses: Direct vessel expenses increased by $3.2 million or 18.8% to $20.0 million for the three month period ended June 30, 2014, as compared to $16.8 million for the same period in 2013. Direct vessel expenses of the barge business increased by $2.0 million or 20.8% to $11.4 million for the three month period ended June 30, 2014, as compared to $9.4 million for the same period in 2013. The increase resulted primarily from an increase in repairs and maintenance and crew costs. Direct vessel expenses of the cabotage business increased by $1.2 million or 16.4% to $8.6 million for the three month period ended June 30, 2014, as compared to $7.4 million for the same period in 2013. This increase was mainly attributable to an increase in the cabotage fleet’s available days and an increase in crew costs. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended June 30, 2014, Navios Logistics’ cost of products sold decreased by $0.8 million or 6.5% to $11.8 million, as compared to $12.6 million for the same period during 2013. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

Depreciation and Amortization: Depreciation and amortization expense increased by $0.2 million or 3.5% to 6.0 million for the three month period ended June 30, 2014, as compared to $5.8 million for the same period in 2013. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended June 30, 2014 amounted to $5.0 million and $1.0 million, respectively, as compared to the depreciation of tangible assets and the amortization of intangible assets for the same period in 2013 which amounted to $4.8 million and $1.0 million, respectively. Depreciation and amortization in the barge business increased by $0.1 million or 1.7% to $4.2 million for the three month period ended June 30, 2014, as compared to $4.1 million for the same period during 2013. The increase in the barge businesses resulted primarily from the depreciation of the three new pushboats. Depreciation and amortization in the port business increased by $0.1 million or 13.6% to $1.1 million for the three month period ended June 30, 2014, as compared to $1.0 million for the same period during 2013 mainly due to the construction of the new conveyor belt which was completed in the fourth quarter of 2013. Depreciation and amortization in the cabotage business remained the same amounting to $0.7 million for both periods.

General and Administrative Expenses: General and administrative expenses decreased by $0.1 million or 5.4% to $3.4 million for the three month period ended June 30, 2014, as compared to $3.5 million for the same period during 2013.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $0.7 million or 11.9% to $7.4 million for the three month period ended June 30, 2014, as compared to $6.7 million for the same period of 2013. For the three month period ended June 30, 2014, interest expense amounted to $7.4 million, other finance costs amounted to $0.1 million and interest income amounted to $0.1 million. For the three month period ended June 30, 2013, interest expense amounted to $6.5 million, other finance costs amounted to $0.3 million and interest income amounted to $0.1 million. The increase was mainly attributable to the interest expense generated by the Additional 2019 Notes (as defined herein) issued in March 2013, the Tender Offer (as defined herein) and the redemption of the 2019 Senior Notes (as defined herein) in April 2014.

Loss on Bond Extinguishment: In April 2011, Navios Logistics issued $200.0 million in aggregate principal amount of senior notes at a fixed rate of 9.25% due on April 15, 2019 (the “Existing 2019 Notes”). In April 2013, Navios Logistics issued $90.0 million in aggregate principal amount of 9.25% senior notes due April 15, 2019 (the “Additional 2019 Notes” and together with the Existing 2019 Senior Notes, the “2019 Senior Notes”). On April 22, 2014, Navios Logistics completed the sale of $375.0 million in aggregate principal amount of 7.25% senior notes due 2022 (the “2022 Senior Notes”). The net proceeds from the sale of the 2022 Senior Notes were used in connection with the tender offer (the “Tender Offer”) for the 2019 Senior Notes, to redeem the remaining 2019 Senior Notes after the Tender Offer and pay related transaction fees and expenses and for general corporate purposes. As a result of such transaction, Navios Logistics recorded loss on bond extinguishment of $27.3 million.

Other Expense, Net: Other expense, net increased by $0.1 million to $2.2 million for the three month period ended June 30, 2014, as compared to $2.1 million for the same period of 2013.

Income Tax (Expense)/Benefit: Income tax expense increased by $0.7 million to $0.8 million for the three month period ended June 30, 2014, as compared to $0.1 million for the same period of 2013. The barge business had an increase of $0.8 million to a $0.3 million expense for the three month period ended June 30, 2014 as compared to a $0.5 million benefit for the same period in 2013. Income tax expense of the cabotage business increased by $0.2 million to $0.8 million for the three month period ended June 30, 2014 as compared to $0.6 million for the same period in 2013. This increase was mitigated by a $0.3 million benefit for the three month period ended June 30, 2014 as compared to a $0 benefit for the same period in 2013 in the port terminal business. The overall change in income taxes was mainly attributable to the merging of certain subsidiaries in Paraguay affecting the port terminal business and the barge business in the first quarter of 2013.

For the six month period ended June 30, 2014 compared to the six month period ended June 30, 2013

Time Charter, Voyage and Port Terminal Revenues: For the six month period ended June 30, 2014, Navios Logistics’ revenue increased by $4.9 million or 5.0% to $100.5 million, as compared to $95.6 million for the same period during 2013. Revenue from the port terminal business increased by $0.6 million or 3.6% to $19.0 million for the six month period ended June 30, 2014, as compared to $18.4 million for the same period during 2013. The increase was mainly attributable to an increase in products transported in the dry port terminal. Revenue from the barge business increased by $2.0 million or 3.9% to $51.0 million for the six month period ended June 30, 2014, as compared to $49.0 million for the same period during 2013. This increase was mainly attributable to the commencement of operations of three new dry cargo convoys under time charter contracts during the second quarter of 2014. Revenue from the cabotage business increased by $2.3 million or 8.0% to $30.5 million for the six month period ended June 30, 2014, as compared to $28.2 million for the same period during 2013. This increase was mainly attributable to higher time-charter rates achieved.

Sales of Products: For the six month period ended June 30, 2014, Navios Logistics’ sales of products decreased by $26.0 million or 63.2% to $15.1 million, as compared to $41.1 million for the same period during 2013. This decrease was attributable to the decrease in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $2.0 million or 9.5% to $22.9 million for the six month period ended June 30, 2014, as compared to $20.9 million for the same period during 2013. This increase was due to a $1.8 million or 11.6% increase in time charter and voyage expenses of the barge business to $16.8 million for the six month period ended June 30, 2014, as compared to $15.0 million for the same period in 2013, mainly attributable to higher fuel expense due to an increased number of voyages under CoA contracts and an increase in time charter expense due to the short term charter-in of 36 barges during the second quarter of 2014. Port terminal expenses increased by $0.2 million or 2.7% to $5.4 million for the six month period ended June 30, 2014, as compared to $5.2 million for the same period during 2013. This increase was mainly attributable to an increase in volumes transported through Navios Logistics’ dry port facility in Uruguay. Voyage expenses of the cabotage business remained the same for both the six month periods ended June 30, 2014 and 2013, amounting to $0.7 million.

Direct Vessel Expenses: Direct vessel expenses increased by $0.6 million or 1.7% to $35.6 million for the six month period ended June 30, 2014, as compared to $35.0 million for the same period in 2013. Direct vessel expenses of the barge business increased by $0.2 million or 0.9% to $20.2 million for the six month period ended June 30, 2014, as compared to $20.0 million for the same period in 2013. This increase was mainly attributable to the commencement of operations of three new dry cargo convoys under time charter contracts during the second quarter of 2014. Direct vessel expenses of the cabotage business increased by $0.4 million or 2.9% to $15.4 million for the six month period ended June 30, 2014, as compared to $15.0 million for the same period in 2013. This increase was mainly attributable to an increase in the cabotage fleet’s available days and an increase in crew costs. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the six month period ended June 30, 2014, Navios Logistics’ cost of products sold decreased by $24.3 million or 62.9% to $14.3 million, as compared to $38.6 million for the same period during 2013. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

Depreciation and Amortization: Depreciation and amortization increased by $0.1 million or 1.5% to $12.0 million for the six month period ended June 30, 2014, as compared to $11.9 million for the same period of 2013. The depreciation of tangible assets and the amortization of intangible assets for the six month period ended June 30, 2014 amounted to $10.1 million and $1.9 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the six month period ended June 30, 2013 amounted to $10.0 million and $1.9 million, respectively. Depreciation and amortization in the port terminal business increased by $0.3 million or 14.2% to $2.2 million for the six month period ended June 30, 2014, as compared to $1.9 million for the same period during 2013 mainly due to the construction of the new conveyor belt which was completed in the fourth quarter of 2013. This increase was mitigated by a decrease in depreciation and amortization in the barge business for the six month period ended June 30, 2014 by $0.2 million or 1.1% to $8.5 million, as compared to $8.7 million for the same period during 2013. The decrease in the barge business resulted primarily from the decrease in depreciation of these assets some of which were fully depreciated in 2013 Depreciation and amortization in the cabotage business remained the same for both the six month periods ended June 30, 2014 and 2013, amounting to $1.3 million.

General and Administrative Expenses: General and administrative expenses increased by $0.2 million or 2.2% to $6.8 million for the six month period ended June 30, 2014, as compared to $6.6 million for the same period during 2013. This increase was mainly attributable to an increase in rent and other general and administrative expenses in all segments.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $2.2 million or 17.6% to $14.2 million for the six month period ended June 30, 2014, as compared to $12.0 million for the same period of 2013. For the six month period ended June 30, 2014, interest expense amounted to $14.1 million, other finance costs amounted to $0.2 million and interest income amounted to $0.1 million. For the six month period ended June 30, 2013, interest expense amounted to $11.4 million, other finance costs amounted to $0.7 million and interest income amounted to $0.1 million. The increase in interest expense and finance cost, net was mainly attributable to the interest expense generated by the Additional 2019 Notes issued in March 2013, the Tender Offer and the redemption of the 2019 Senior Notes in April 2014.

Other Expense, Net: Other expense, net decreased by $1.8 million or 36.1% to $3.1 million for the six month period ended June 30, 2014, as compared to $4.9 million for the same period of 2013. Other expense, net for the cabotage business decreased by $0.1 million or 4.0% to $2.5 million for the six month period ended June 30, 2014, as compared to $2.6 million for the same period in 2013. Other expense, net for the port terminal business decreased by $0.9 million to $0.5 million of income for the six month period ended June 30, 2014, as compared to $0.4 million of expense for the same period in 2013, mainly due to foreign exchange differences. Other expense, net for the barge business decreased by $0.8 million or 41.3% to $1.1 million for the six month period ended June 30, 2014, as compared to $1.9 million for the same period in 2013. This decrease was mainly attributable to a decrease in taxes other than income taxes and foreign exchange differences.

Income Tax (Expense)/Benefit: Income tax benefit decreased by $4.7 million to $1.0 million of expense for the six month period ended June 30, 2014, as compared to $3.7 million benefit for the same period in 2013. The port terminal business had $0.2 million benefit for the six month period ended June 30, 2014 as compared to $1.8 million benefit for the same period in 2013. The barge business had a decrease of $2.8 million to $0.1 million benefit for the six month period ended June 30, 2014 as compared to $2.9 million benefit for the same period in 2013. Income tax expense of the cabotage business increased by $0.3 million to $1.3 million expense for the six month period ended June 30, 2014 as compared to $1.0 million for the same period in 2013. The overall change in income taxes was mainly attributable to the merging of certain subsidiaries in Paraguay affecting the port terminal business and the barge business in the first quarter of 2013.

Liquidity and Capital Resources

Navios Logistics has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under its credit facilities and the issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. Navios Logistics anticipates that cash on hand, internally generated cash flows and borrowings under existing and future credit facilities will be sufficient to fund its operations, including working capital requirements. See “Working Capital Position,” “Capital Expenditures,” “Contractual Obligations” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Logistics’ working capital position.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Logistics for the six month periods ended June 30, 2014 and 2013.

(Expressed in thousands of U.S. dollars)	Six Month Period ended June 30, 2014 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)
Net cash (used in)/provided by operating activities	$(6,574)	$7,198
Net cash used in investing activities	(38,741)	(17,784)
Net cash provided by financing activities	75,132	89,591

Increase in cash and cash equivalents	29,817	79,005
Cash and cash equivalents, beginning of the period	86,569	45,538

Cash and cash equivalents, end of period	$116,386	$124,543

Cash used in operating activities for the six month period ended June 30, 2014 as compared to cash provided by operating activities for the six month period ended June 30, 2013

Net cash from operating activities decreased by $13.8 million to $6.6 million of cash used in operating activities for the six month period ended June 30, 2014, as compared to $7.2 million cash provided by operating activities for the same period in 2013. In determining net cash from operating activities, net (loss)/income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Six Month Period ended June 30, 2014 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)
Net (loss)/income	$(21,612)	$10,469
Depreciation of vessels, port terminals and other fixed assets, net	10,156	9,984
Amortization of intangible assets and liabilities, net	1,893	1,888
Amortization of deferred financing costs	154	534
Amortization of deferred drydock costs	2,550	1,151
Provision for losses on accounts receivable	110	45
Gain on sale of assets	—	(18)
Loss on bond extinguishment	4,785	—
Income tax expense/(benefit)	958	(3,713)

Net (loss)/income adjusted for non-cash items	$(1,006)	$20,340

Net (loss)/income is also adjusted for changes in operating assets and liabilities in order to determine net cash (used in)/provided by operating activities.

The negative change in operating assets and liabilities of $5.6 million for the six month period ended June 30, 2014 resulted from a $13.2 million increase in accounts receivable, a $7.6 million increase in inventories, a $0.6 million increase in long term assets, a $3.3 million increase in deferred dry dock costs and a $0.1 million decrease in long term liabilities. The negative change in operating assets and liabilities was partially offset by a $12.7 million increase in accounts payable, a $1.7 million decrease in prepaid expenses and other current assets, a $2.5 million increase in deferred income, a $1.7 million increase in accrued expenses and a $0.6 million increase in amounts due to affiliates.

The negative change in operating assets and liabilities of $13.1 million for the six month period ended June 30, 2013 resulted from a $1.1 million increase in other long term assets, a $6.2 million increase in deferred drydock and special survey costs, a $0.4 million decrease in deferred income, a $5.5 million increase in inventories, a $2.3 million increase in accounts receivable and a $0.7 million decrease in accounts payable. The negative change in operating assets and liabilities for the six month period ended June 30, 2013 was partially offset by a $1.5 million increase in accrued expenses, a $0.7 million increase in amounts due to affiliates and a $0.9 million decrease in prepaid expenses and other current assets.

Cash used in investing activities for the six month period ended June 30, 2014 as compared to the six month period ended June 30, 2013:

Net cash used in investing activities increased by $20.9 million to $38.7 million for the six month period ended June 30, 2014, from $17.8 million for the same period in 2013.

Cash used in investing activities for the six month period ended June 30, 2014 was mainly the result of (a) $0.8 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $4.4 million in payments for the construction of three new pushboats, (c) $3.6 million in payments for the acquisition and transport of three pushboats which were delivered in the first quarter of 2014, (d) $27.4 million in payments for the construction of new dry barges and (e) $2.5 million in payments for the purchase of other fixed assets. Cash used in investing activities for the six month period ended June 30, 2013 was mainly the result of (a) $10.1 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $2.1 million in payments for the acquisition of Energias Renovables del Sur S.A., an Uruguayan company which controls approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near our existing port, (c) $3.3 million in payments for the construction of two new tank barges, and (d) $2.3 million in payments for the purchase of other fixed assets.

Cash provided by financing activities for the six month period ended June 30, 2014 as compared to the six month period ended June 30, 2013:

Net cash provided by financing activities decreased by $14.5 million to $75.1 million cash provided by financing activities for the six month period ended June 30, 2014, as compared to $89.6 million of cash provided by financing activities for the same period of 2013.

Cash provided by financing activities for the six month period ended June 30, 2014 was mainly due to the $375.0 million proceeds from the issuance of the 2022 Senior Notes. This was partially offset by (a) the $290.0 million repayment of the 2019 Senior Notes, (b) $0.6 million in payments for obligations under capital leases in connection with the San San H and the Ferni H and (c) $9.3 million in payments of deferred financing costs following the issuance of the 2022 Senior Notes.

Cash provided by financing activities for the six month period ended June 30, 2013 was mainly due to the $93.4 million proceeds from the Additional Logistics Senior Notes issued in March 2013. This was partially offset by (a) $0.7 million in payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H (formerly known as the Stavroula) and (b) $3.1 million in payments of deferred financing costs following the issuance of the Additional Logistics Senior Notes.

Adjusted EBITDA Reconciliation to Net Income/(loss) Attributable to Navios Logistics’ Stockholders

Adjusted EBITDA: EBITDA represents net income/(loss) plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before loss on bond extinguishment. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While Adjusted EBITDA is frequently used as a measure of operating performance, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three Month Period Ended June 30, 2014

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$8,868	$(1,461)	$(28,391)	$(451)	$(21,435)
Loss on bond extinguishment	—	5,000	22,281	—	27,281
Depreciation and amortization	1,093	664	4,225	—	5,982
Amortization of deferred drydock and special survey costs	—	764	630	—	1,394
Interest (income)/expense and finance cost, net	(11)	1,329	5,677	451	7,446
Income tax (benefit)/expense	(334)	750	342	—	758

Adjusted EBITDA	$9,616	$7,046	$4,764	$—	$21,426

Three Month Period Ended June 30, 2013

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$6,027	$2,878	$(3,028)	$(1,454)	$4,423
Depreciation and amortization	962	663	4,154	—	5,779
Amortization of deferred drydock and special survey costs	—	319	348	—	667
Interest (income)/expense and finance cost, net	(18)	1,622	3,599	1,454	6,657
Income tax expense/(benefit)	—	611	(554)	—	57

Adjusted EBITDA	$6,971	$6,093	$4,519	$—	$17,583

Adjusted EBITDA increased by $3.8 million to $21.4 million for the three month period ended June 30, 2014, as compared to $17.6 million for the same period of 2013. This increase was mainly due to (a) a $6.0 million increase in time charter, voyage and port terminal revenues, of which $2.5 million was attributable to the barge business, a $2.0 million was attributable to the cabotage business and a $1.5 million attributable to the port terminal business, (b) a $0.8 million decrease in cost of products sold in the port terminal business, (c) a $0.4 million increase in sales of products in the port terminal business, (d) a $0.1 million decrease in general and administrative expenses, and (e) a $0.1 million decrease in noncontrolling interest. This increase was partially offset by (a) a $2.4 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), out of which $1.6 million was attributable to the barge business and $0.8 million was attributable to the cabotage business, and (b) a $1.2 million increase in time charter, voyage and port terminal expenses out of which $0.9 million was attributable to the barge business, $0.2 million was attributable to the cabotage business and $0.1 million attributable to the port terminal business

Six Month Period Ended June 30, 2014

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$11,806	$813	$(33,067)	$(1,164)	$(21,612)
Loss on bond extinguishment	—	5,000	22,281	—	27,281
Depreciation and amortization	2,177	1,328	8,544	—	12,049
Amortization of deferred drydock and special survey costs	—	1,413	1,137	—	2,550
Interest (income)/expense and finance cost, net	(23)	2,923	10,098	1,164	14,162
Income tax (benefit)/expense	(168)	1,324	(198)	—	958

Adjusted EBITDA	$13,792	$12,801	$8,795	$—	$35,388

Six Month Period Ended June 30, 2013

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$14,209	$3,959	$(5,971)	$(1,840)	$10,357
Depreciation and amortization	1,907	1,327	8,638	—	11,872
Amortization of deferred drydock and special survey costs	—	535	616	—	1,151
Interest (income)/expense and finance cost, net	(40)	3,240	6,998	1,840	12,038
Income tax (benefit)/expense	(1,819)	1,003	(2,897)	—	(3,713)

Adjusted EBITDA	$14,257	$10,064	$7,384	$—	$31,705

Adjusted EBITDA increased by $3.7 million to $35.4 million for the six month period ended June 30, 2014, as compared to $31.7 million for the same period of 2013. This increase was mainly due to (a) a $4.9 million increase in time charter, voyage and port terminal revenues, of which $2.3 million was attributable to the cabotage business, $2.0 million was attributable to the barge business and $0.6 million was attributable to the port terminal business, (b) a $24.3 million decrease in cost of products sold in the port terminal business, (c) a $0.8 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), attributable to a $0.4 million decrease in the cabotage business and a $0.4 million decrease in the barge business, (d) a

$1.8 million decrease in other expense, net of which $0.8 million was attributable to the barge business, a $0.1 million was attributable to the cabotage business and a $0.9 million attributable to the port terminal business and (e) a $0.1 million decrease in noncontrolling interest. This increase was partially offset by (a) a $26.0 million decrease in sales of products in the port terminal business, (b) a $0.2 million increase in general and administrative expenses attributable to the port terminal business and (c) a $2.0 million increase in time charter, voyage and port terminal expenses of which $1.8 million was attributable to the barge business and $0.2 million was attributable to the port terminal business

Long-term Debt Obligations and Credit Arrangements

2019 Senior Notes:

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200.0 million in aggregate principal amount of Senior Notes due on April 15, 2019 (the “Existing 2019 Senior Notes”) at a fixed rate of 9.25%. On March 12, 2013, Navios Logistics issued $90.0 million in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional 2019 Notes” and, together with the Existing 2019 Senior Notes, the “2019 Senior Notes”) at a premium, with a price of 103.750%.

On May 5, 2014, the Co-Issuers completed a tender offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Senior Notes, for a total amount of $305.6 million including $22.2 million of tender premium fess, for any and all of their outstanding 2019 Senior Notes. After the purchase by the Co-Issuers of all 2019 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, $6.6 million in aggregate principal amount of 2019 Senior Notes remained outstanding. The Co-Issuers also redeemed for cash, on May 22, 2014, all 2019 Senior Notes that remained outstanding after the completion of the Tender Offer, at a redemption price of $1,069.38 per $1,000 principal amount of 2019 Senior Notes, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27.3 million loss in the statement of operations under “Loss on bond extinguishment”, which comprises a $7.9 million loss relating to the accelerated amortization of unamortized deferred finance costs, $3.1 million gain relating to the accelerated amortization of the unamortized Additional 2019 Notes premium and a $22.5 million loss relating to tender premium fees and expenses in connection with the 2019 Senior Notes extinguishment.

2022 Senior Notes:

On April 22, 2014, Navios Logistics and Logistics Finance issued $375.0 million in aggregate principal amount of 2022 Senior Notes at a fixed rate of 7.25%. The 2022 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), which is deemed to be minor, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The 2022 Senior Notes are unregistered. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2022 Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

Other Indebtedness

In connection with the acquisition of Hidronave South American Logistics S.A. (“Hidronave S.A”), on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira.

As of June 30, 2014, the outstanding loan balance was $0.5 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The Company was in compliance with all the covenants as of June 30, 2014.

For other long-term liabilities with related parties refer to section “Related Party Transactions” included elsewhere in this document.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of June 30, 2014, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	June 30, 2014 (Amounts in millions of U.S. dollars)
June 30, 2015	0.1
June 30, 2016	0.1
June 30, 2017	0.1
June 30, 2018	0.1
June 30, 2019	0.1
June 30, 2020 and thereafter	375.0

Total long-term borrowings	$375.5

Contractual Obligations:

The following table summarizes Navios Logistics’ contractual obligations as of June 30, 2014:

Payment due by period ($ in millions)
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Payment due by period (in million $)
Long-term debt obligations(1)	$0.1	$0.2	$0.2	$375.0	$375.5
Operating lease obligations (Time charters)	0.1	0.1	—	—	0.2
Capital lease obligations(2)	1.5	21.6	—	—	23.1
Acquisition of three new pushboats(3)	6.7	11.1	—	—	17.8
Acquisition of chartered-in fleet(4)	5.5	3.8	—		9.3
Acquisition of new dry barges(5)	11.4	—	—	—	11.4
Rent obligations(6)	0.8	1.6	0.5	0.2	3.1
Dry port dredging(7)	10.2	—	—	—	10.2

Total	$36.3	$38.4	$0.7	$375.2	$450.6

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities.
(2)	Future remaining contractual payments for the two Navios Logistics cabotage vessels under capital lease, the Ferni H and the San San H.
(3)	Future remaining contractual payments for the acquisition of three new pushboats.
(4)	Future remaining contractual payments for the acquisition of one pushboat and six barges.
(5)	Future remaining contractual obligations for the acquisition of 36 dry barges.
(6)	Navios Logistics has several lease agreements with respect to its various operating offices.
(7)	Future remaining contractual obligations on dredging works being performed in Navios Logistics’ dry port in Uruguay.

Working Capital Position

On June 30, 2014, Navios Logistics’ current assets totaled $174.7 million, while current liabilities totaled $62.3 million, resulting in a positive working capital position of $112.4 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Navios Logistics’ Argentine subsidiaries could be prevented from transferring funds outside of Argentina. While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Logistics continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

On June 26, 2013, Navios Logistics acquired three pushboats for a total purchase price of $20.3 million. These pushboats were delivered in the first quarter of 2014. During the six month period ended June 30, 2014, Navios Logistics had paid 0.6 million and, as of June 30, 2014, the acquisition price of the pushboats had been paid in full.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total purchase price of $19.1 million and on October 8, 2013 the Company exercised the option for the construction of an additional 36 dry barges for a total purchase price of $19.1 million, based on the initial agreement. As of June 30, 2014, Navios Logistics had paid $26.7 million for the construction of the new barges, out of which 36 were delivered in the second quarter of 2014 and the rest 36 were delivered in the third quarter of 2014.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.4 million each. During the six month period ended June 30, 2014, Navios Logistics had paid $4.4 million for the construction of the new pushboats which are expected to be delivered in the first quarter of 2015.

Dividend Policy

The payment of dividends is in the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of its credit facilities and the indenture governing its Senior Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentration of credit risk with respect to accounts receivables are limited due to Navios Logistics large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the six month period ended June 30, 2014, three customers, Vale, Cammesa and Axion Energy, accounted for 20.9%, 14.2% and 10.1% of Navios Logistics’ revenues, respectively. For the six month period ended June 30, 2013, two customers, Vale and Petropar, accounted for 15.9% and 10.4% of Navios Logistics’ revenues, respectively.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Logistics does maintain cash deposits in excess of government-provided insurance limits. Navios Logistics also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. Navios Logistics is also committed to making rental payments under various operating leases for office and other premises. As of June 30, 2014, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $0.7 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved through 2021. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics’ financial position, results of operations or liquidity.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2015.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs or ultimate resolutions of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Related Party Transactions

Balance due to affiliates as of June 30, 2014 amounted to $1.2 million (December 31, 2013: $0.5 million) which includes the current amounts due to Navios Holdings.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired the 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2.5 million to be paid in installments. The final installment was paid on March 29, 2013.

During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semi-annual installments with the final installment payable on June 30, 2016. As of June 30, 2014, the Company had paid $4.1 million and the remaining balance was $9.3 million.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total expense payments for each of the three and six month periods ended June 30, 2014 were less than $0.1 million, respectively (less than $0.1 million for the same periods in 2013) and amounts payable were less than $0.1 million both as of June 30, 2014 and as of December 31, 2013.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and six month periods ended June 30, 2014 amounted to $0.2 million and $0.4 million, respectively ($0.2 million and $0.4 million, respectively, for the three and six month periods ended June 30, 2013).

Navios Logistics believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rates, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments—As of June 30, 2014 and December 31, 2013, Navios Logistics had a total of $375.5 million and $290.5 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate.

The interest on the loan facility of Hidronave S.A. and the Senior Notes is at a fixed rate and, therefore, changes in interest rates affect their fair value which as of June 30, 2014 was $0.5 million and $391.6 million, respectively but do not affect the related interest expense.

For a detailed discussion of Navios Logistics’ debt instruments, refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Transactions:

For the six month periods ended June 30, 2014 and 2013 approximately 53.8% and 45.0%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. A change in exchange rates between the U.S. dollar and each of the foreign currencies the Company transacts by 1.00% would change Navios Logistics’ net loss for the six month period ended June 30, 2014 by $0.4 million. See also “Factors Affecting Navios Logistics’ Results of Operations.”

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. There were no material changes to these critical accounting policies during the six month period ended June 30, 2014.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	June 30, 2014 (unaudited)	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents		$116,386	$86,569
Accounts receivable, net		34,670	21,503
Inventories		16,502	8,908
Prepaid expenses and other current assets		7,101	8,785

Total current assets		174,659	125,765

Vessels, port terminals and other fixed assets, net	3	424,397	395,879
Intangible assets other than goodwill	4	55,826	57,719
Goodwill		104,096	104,096
Other long term assets		31,306	28,601

Total noncurrent assets		615,625	586,295

Total assets		$790,284	$712,060

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$32,893	$18,500
Due to affiliate companies	7	1,166	544
Accrued expenses		19,762	18,311
Deferred income		3,397	884
Due to related parties, net		3,516	5,161
Current portion of capital lease obligations	3	1,544	1,400
Current portion of long-term debt	5	69	69

Total current liabilities		$62,347	$44,869

Senior notes, including premium	5	375,000	293,156
Due to related parties, net		5,527	5,501
Long term debt, net of current portion	5	425	459
Capital lease obligations, net of current portion	3	21,650	22,359
Deferred tax liability		15,093	13,869
Other long term liabilities		1,375	1,368

Total noncurrent liabilities		$419,070	$336,712

Total liabilities		$481,417	$381,581

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both, June 30, 2014 and December 31, 2013		20	20
Additional paid-in capital		303,441	303,441
Retained earnings		5,406	27,018

Total Navios Logistics stockholders’ equity		308,867	330,479

Total stockholders’ equity		308,867	330,479

Total liabilities and stockholders’ equity		$790,284	$712,060

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Three Month Period Ended June 30, 2014 (unaudited)	Three Month Period Ended June 30, 2013 (unaudited)	Six Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2013 (unaudited)
Time charter, voyage and port terminal revenues		$57,523	$51,488	$100,463	$95,638
Sales of products		12,445	11,979	15,103	41,059
Time charter, voyage and port terminal expenses		(12,631)	(11,447)	(22,875)	(20,899)
Direct vessel expenses		(19,978)	(16,810)	(35,636)	(35,034)
Cost of products sold		(11,796)	(12,620)	(14,349)	(38,637)
Depreciation and amortization	3,4	(5,982)	(5,779)	(12,049)	(11,872)
General and administrative expenses		(3,351)	(3,541)	(6,759)	(6,611)
Interest expense and finance cost, net		(7,446)	(6,657)	(14,162)	(12,038)
Gain on sale of assets		—	18	—	18
Loss on bond extinguishment	5	(27,281)	—	(27,281)	—
Other expense, net		(2,180)	(2,057)	(3,109)	(4,868)

(Loss)/income before income taxes and noncontrolling interest		$(20,677)	$4,574	$(20,654)	$6,756
Income tax (expense)/benefit		(758)	(57)	(958)	3,713

Net (loss)/income		$(21,435)	$4,517	$(21,612)	$10,469
Less: Net income attributable to the noncontrolling interest		—	(94)	—	(112)

Net (loss)/income attributable to Navios Logistics’ stockholders		$(21,435)	$4,423	$(21,612)	$10,357

Basic and diluted net (loss)/earnings per share attributable to Navios Logistics’ stockholders	8	$(1.08)	$0.2212	$(1.08)	$0.5179

Weighted average number of shares, basic and diluted		20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2013 (unaudited)
OPERATING ACTIVITIES:
Net (loss)/income		$(21,612)	$10,469
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Non-cash adjustments		20,606	9,871
Increase in operating assets		(19,764)	(7,992)
Increase in operating liabilities		17,495	1,071
Payments for drydock and special survey costs		(3,300)	(6,221)

Net cash (used in)/provided by operating activities		(6,575)	7,198

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets		(38,741)	(15,692)
Acquisition of intangible assets		—	(2,092)

Net cash used in investing activities		(38,741)	(17,784)

FINANCING ACTIVITIES:
Proceeds on issuance of 2022 Senior Notes	5	375,000	93,375
Repayment of 2019 Senior Notes	5	(290,000)	—
Repayments of long-term debt	5	(34)	(31)
Payments of obligations under capital leases		(565)	(662)
Debt issuance costs	5	(9,268)	(3,091)

Net cash provided by financing activities		75,133	89,591

Net increase in cash and cash equivalents		29,817	79,005

Cash and cash equivalents, beginning of period		86,569	45,538

Cash and cash equivalents, end of period		$116,386	$124,543

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$13,231	$13,187
Cash paid for income taxes		$381	$704

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2012	20,000	$20	$303,518	$17,302	$320,840	$561	$321,401
Net income	—	—	—	10,357	10,357	112	10,469

Balance June 30, 2013 (unaudited)	20,000	$20	$303,518	$27,659	$331,197	$673	$331,870

Balance December 31, 2013	20,000	$20	$303,441	$27,018	$330,479	$—	$330,479
Net loss	—	—	—	(21,612)	(21,612)	—	(21,612)

Balance June 30, 2014 (unaudited)	20,000	$20	$303,441	$5,406	$308,867	$—	$308,867

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated financial positions, statement of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S GAAP”) for complete financial statements. The December 31, 2013 balance sheet data was derived from audited financial statements, but do not include all disclosures required by GAAP. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2013 annual report filed on Form 20-F filed with the Securities and Exchange Commission (“SEC”).

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

(c) Use of Estimates:

The preparation of consolidated financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for losses on accounts receivable and demurrages, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Subsidiaries Included in the Consolidation:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

	Country of Incorporation	Nature	Percentage of Ownership	Statement of Operations Period Ended June 30,
Company Name				2014	2013
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1 - 6/30	1/1 - 6/30
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1 - 6/30	3/19 - 6/30
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1 - 6/30	1/1 - 6/30

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

	Country of Incorporation	Nature	Percentage of Ownership	Statement of Operations Period Ended June 30,
Company Name				2014	2013
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1 - 6/30	1/1 - 6/30
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1 - 6/30	1/1 - 6/30
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1 - 6/30	1/1 - 6/30
Thalassa Energy S.A.(i)	Argentina	Barge-Owning Company	100%	—	1/1 - 6/30
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Navegacion Guarani S.A.(ii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	—	1/1 - 6/12
Hidrovia OSR S.A.(iii)	Paraguay	Tanker-Owning Company/Oil Spill Response and Salvage Services	100%	—	1/1 - 6/30
Mercofluvial S.A.(iii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	—	1/1 - 6/30
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 - 6/30	1/1 - 6/30
Hidronave South American Logistics S.A.(iv)	Brazil	Pushboat-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Horamar do Brasil Navegação Ltda.	Brazil	Non-Operating Company	100%	1/1 - 6/30	—
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1 - 6/30	1/1 - 6/30
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 - 6/30	1/1 - 6/30
Merco Parana S.A (i)	Argentina	Barge-Owning Company	100%	—	1/1 - 6/30

(i)	These companies were merged into Compania Naviera Horamar S.A on November 19, 2013.
(ii)	This company was merged into another Paraguayan company on June 12, 2013
(iii)	These companies were merged into other Paraguayan companies on July 10, 2013.
(iv)	On July 10, 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A (“Hidronave S.A”) by acquiring the remaining 49% noncontrolling interest.

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$400,026	$(93,784)	$306,242
Additions	36,699	(8,269)	28,430
Write-off	(67)	—	(67)

Balance June 30, 2014	$436,658	(102,053)	334,605

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$75,273	$(9,317)	$65,956
Additions	1,363	(1,065)	298

Balance June 30, 2014	$76,636	(10,382)	66,254

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars - except share data)

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$27,757	$(7,765)	$19,992
Additions	150	(628)	(478)

Balance June 30, 2014	$27,907	(8,393)	19,514

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$5,036	$(1,347)	$3,689
Additions	529	(194)	335

Balance June 30, 2014	$5,565	(1,541)	4,024

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$508,092	$(112,213)	$395,879
Additions	38,741	(10,156)	28,585
Write-off	(67)	—	(67)

Balance June 30, 2014	$546,766	(122,369)	424,397

Certain assets of the Company have been pledged as collateral for a loan facility. As of June 30, 2014 and December 31, 2013, the net book value of such assets was $904 and $948, respectively.

On June 26, 2013, Navios Logistics acquired three pushboats for a total purchase price of $20,250. These pushboats were delivered in the first quarter of 2014. During the six months ended June 30, 2014, Navios Logistics paid $583 and as of June 30, 2014 the acquisition price of the pushboats had been paid in full.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total purchase price of $19,080 and on October 8, 2013 the Company exercised the option for the construction of an additional 36 dry barges for a total purchase price of $19,080, based on the initial agreement. As of June 30, 2014, Navios Logistics had paid $26,712 for the construction of the new barges, out of which 36 were delivered in the second quarter of 2014 and the remaining 36 are expected be delivered in the third quarter of 2014.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,400 each. During the six months ended June 30, 2014, Navios Logistics had paid $4,440 for the construction of the new pushboats which are expected to be delivered in the first quarter of 2015.

The following is an analysis of the leased property under capital leases:

Vessels	June 30, 2014
San San H and Ferni H	$32,883
Less: Accumulated amortization	(2,571)

Net book value	$30,312

Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of June 30, 2014, are as follows:

Payment Due by Period	June 30, 2014
June 30, 2015	$2,376
June 30, 2016	22,366

Total future minimum lease payments (1)	24,742
Less: amount representing interest (2)	(1,548)

Present value of future minimum lease payments (3)	$23,194

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars - except share data)

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as current and non current obligations under capital leases of $1,544 and $21,650, respectively.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of June 30, 2014 and December 31, 2013 consist of the following:

June 30, 2014	Acquisition Cost	Accumulated Amortization	Net Book Value June 30, 2014
Trade name	$10,420	$(6,773)	$3,647
Port terminal operating rights	36,152	(7,929)	28,223
Customer relationships	36,120	(12,164)	23,956

Total intangible assets	$82,692	$(26,866)	$55,826

December 31, 2013	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2013
Trade name	$10,420	$(6,252)	$4,168
Port terminal operating rights	36,152	(7,444)	28,708
Customer relationships	36,120	(11,277)	24,843

Total intangible assets	$82,692	$(24,973)	$57,719

On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Enresur”), an Uruguayan company, for a total consideration of $2,092. Enresur, as a free zone direct user, holds the right to occupy approximately 12 hectares of undeveloped land located in Nueva Palmira free zone in Uruguay, near Navios Logistics’ existing port.

Amortization expense for the three and six month periods ended June 30, 2014 amounted to $946 and $1,893, respectively ($953 and $1,888, respectively, for the three and six month periods ended June 30, 2013).

The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$(1,042)	$(1,042)	$(1,042)	$(521)	$—	$—	$(3,647)
Port terminal operating rights	(969)	(969)	(969)	(969)	(969)	(23,378)	(28,223)
Customer relationships	(1,775)	(1,775)	(1,775)	(1,775)	(1,775)	(15,081)	(23,956)

Total	$(3,786)	$(3,786)	$(3,786)	$(3,265)	$(2,744)	$(38,459)	$(55,826)

NOTE 5: BORROWINGS

Borrowings consist of the following:

	June 30, 2014	December 31, 2013
Senior Notes	$375,000	$290,000
Loan for Nazira	494	528

Total borrowings	375,494	290,528
Plus: unamortized premium	—	3,156
Less: current portion	(69)	(69)

Total long-term borrowings	$375,425	$293,615

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars - except share data)

Senior Notes

2019 Senior Notes:

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in aggregate principal amount of Senior Notes due on April 15, 2019 (the “Existing 2019 Senior Notes”) at a fixed rate of 9.25%. On March 12, 2013, Navios Logistics issued $90,000 in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional 2019 Notes” and, together with the Existing 2019 Senior Notes, the “2019 Senior Notes”) at a premium, with a price of 103.750%.

On May 5, 2014, the Co-Issuers completed a tender offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Senior Notes, for a total amount of $305,558 including $22,153 of tender premium fess, for any and all of their outstanding 2019 Senior Notes. After the purchase by the Co-Issuers of all 2019 Senior Notes validly tendered and not validly withdrawn prior to the consent payment deadline, $6,595 in aggregate principal amount of 2019 Senior Notes remained outstanding. The Co-Issuers also redeemed for cash, on May 22, 2014, all 2019 Senior Notes that remained outstanding after the completion of the Tender Offer, at a redemption price of $1,069.38 per $1,000 principal amount of 2019 Senior Notes, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27,281 loss in the statement of operations under “Loss on bond extinguishment”, which comprises a $7,881 loss relating to the accelerated amortization of unamortized deferred finance costs, $3,095 gain relating to the accelerated amortization of unamortized 2019 Senior Notes premium and a $22,495 loss relating to tender premium fees and expenses in connection with the 2019 Senior Notes extinguishment.

2022 Senior Notes

On April 22, 2014, Navios Logistics and Logistics Finance issued $375,000 in aggregate principal amount of 2022 Senior Notes at a fixed rate of 7.25%. The 2022 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), which is deemed to be minor, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The 2022 Senior Notes are unregistered. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of June 30, 2014 and December 31, 2013, deferred financing costs associated with both the 2019 and 2022 Senior Notes amounted to $9,210 and $8,284, respectively. Interest expense associated with the Senior Notes amounted to $13,556 for the six month period ended June 30, 2014 ($11,770 for the same period in 2013).

The 2022 Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

As of June 30, 2014, all subsidiaries, including Logistics Finance and Horamar do Brasil are 100% owned. The parent company and Horamar do Brasil, do not have any independent assets or operations. In addition, there are no significant restrictions on (i) the

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars - except share data)

ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of June 30, 2014, the outstanding loan balance was $494 ($528 as of December 31, 2013). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants as of June 30, 2014.

The maturity table below reflects future payments of the long-term debt outstanding as of June 30, 2014, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
June 30, 2015	$69
June 30, 2016	69
June 30, 2017	69
June 30, 2018	69
June 30, 2019	69
June 30, 2020 and thereafter	375,149

Total	$375,494

NOTE 6: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through 2021. As of June 30, 2014, the remaining liability related to these pre-acquisition contingencies amounted to $691 ($829 as of December 31, 2013) and is entirely offset by an indemnification asset for the same amount, which is reflected in other noncurrent assets.

As of June 30, 2014, the Company had operating lease obligations related to chartered-in barges and pushboats amounting to $200 until March 2016. The maturity table below reflects the future charter-in payments:

Year	Amount in thousands of U.S. dollars
June 30, 2015	$138
June 30, 2016	62

Total	$200

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars - except share data)

As of June 30, 2014, the Company had obligations related to the acquisition of new dry barges, the acquisition of three new pushboats, the dredging of its dry port and the acquisition of the chartered-in fleet (see Notes 3, 7) of $11,448, $17,760, $10,200 and $9,308, respectively. The maturity table below reflects the remaining future payments of these commitments:

Year	Amount in thousands of U.S. dollars
June 30, 2015	$33,796
June 30, 2016	14,920

Total	$48,716

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2015.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs or ultimate resolutions of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

At June 30, 2014 and December 31, 2013, the amounts due to affiliate companies were as follows:

	June 30, 2014	December 31, 2013
Navios Holdings	$1,166	$544

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2,493 to be paid in installments. The final installment was paid on March 29, 2013.

During the second half of 2012, Navios Logistics acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of June 30, 2014, the Company had paid $4,135 and the remaining balance was $9,308.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total expense payments for the three and six month periods ended June 30, 2014 were $2 and $14, respectively ($8 and $11, respectively, for the three and six month periods ended June 30, 2013) and amounts payable amounted to $1 and $5 as of June 30, 2014 and as of December 31, 2013, respectively.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and six month periods ended June 30, 2014 amounted to $190 and $380 ($190 and $360, respectively, for the three and six month periods ended June 30, 2013, respectively).

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars - except share data)

NOTE 8: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of June 30, 2014 and December 31, 2013, the Company has issued 20,000 shares of common stock, $1.00 par value.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NOTE 9: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The accounting guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Unallocated interest

This reconciling item represents the interest expense resulting from the 2022 Senior Notes, which has not yet been fully allocated to the segments due to the fact that the amount received has been maintained at the corporate level and not utilized by an operating segment as of June 30, 2014.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars - except share data)

Inter-segment transactions, if any, are accounted for at current market prices. The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three and six month periods ended June 30, 2014 and 2013:

	Port Terminal Business Segment for the Three Month Period Ended June 30, 2014	Cabotage Business Segment for the Three Month Period Ended June 30, 2014	Barge Business Segment for the Three Month Period Ended June 30, 2014	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$12,151	$17,046	$28,326	$—	$57,523
Sales of products	12,445	—	—	—	12,445
Time charter, voyage and port terminal expenses	(2,931)	(290)	(9,410)	—	(12,631)
Direct vessel expenses	—	(8,632)	(11,346)	—	(19,978)
Cost of products sold	(11,796)	—	—	—	(11,796)
Depreciation and amortization	(1,093)	(664)	(4,225)	—	(5,982)
General and administrative expenses	(558)	(195)	(2,598)	—	(3,351)
Interest income/(expense) and finance cost, net	11	(1,329)	(5,677)	(451)	(7,446)
Loss on bond extinguishment	—	(5,000)	(22,281)	—	(27,281)
Other income/(expense), net	305	(1,647)	(838)	—	(2,180)

Income/(loss) before income taxes and noncontrolling interest	8,534	(711)	(28,049)	(451)	(20,677)
Income tax benefit/(expense)	334	(750)	(342)	—	(758)

Net income/(loss)	$8,868	$(1,461)	$(28,391)	$(451)	$(21,435)

	Port Terminal Business Segment for the Three Month Period Ended June 30, 2013	Cabotage Business Segment for the Three Month Period Ended June 30, 2013	Barge Business Segment for the Three Month Period Ended June 30, 2013	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$10,726	$14,975	$25,787	$—	$51,488
Sales of products	11,979	—	—	—	11,979
Time charter, voyage and port terminal expenses	(2,824)	(90)	(8,533)	—	(11,447)
Direct vessel expenses	—	(7,415)	(9,395)	—	(16,810)
Cost of products sold	(12,620)	—	—	—	(12,620)
Depreciation and amortization	(962)	(663)	(4,154)	—	(5,779)
General and administrative expenses	(508)	(217)	(2,816)	—	(3,541)
Interest income/(expense) and finance cost, net	18	(1,622)	(3,599)	(1,454)	(6,657)
Gain on sale of assets	18	—	—	—	18
Other income/(expense), net	200	(1,479)	(778)	—	(2,057)

Income/(loss) before income taxes and noncontrolling interest	6,027	3,489	(3,488)	(1,454)	4,574
Income tax (expense)/benefit	—	(611)	554	—	(57)

Net income/(loss)	6,027	2,878	(2,934)	(1,454)	4,517
Less: Net income attributable to the noncontrolling interest	—	—	(94)	—	(94)

Net income/(loss) attributable to Navios Logistics’ stockholders	$6,027	$2,878	$(3,028)	$(1,454)	$4,423

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars - except share data)

	Port Terminal Business Segment for the Six Month Period Ended June 30, 2014	Cabotage Business Segment for the Six Month Period Ended June 30, 2014	Barge Business Segment for the Six Month Period Ended June 30, 2014	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$19,020	$30,465	$50,978	$—	$100,463
Sales of products	15,103	—	—	—	15,103
Time charter, voyage and port terminal expenses	(5,373)	(746)	(16,756)	—	(22,875)
Direct vessel expenses	—	(15,409)	(20,227)	—	(35,636)
Cost of products sold	(14,349)	—	—	—	(14,349)
Depreciation and amortization	(2,177)	(1,328)	(8,544)	—	(12,049)
General and administrative expenses	(1,126)	(393)	(5,240)	—	(6,759)
Interest income/(expense) and finance cost, net	23	(2,923)	(10,098)	(1,164)	(14,162)
Loss on bond extinguishment	—	(5,000)	(22,281)	—	(27,281)
Other income/(expense), net	517	(2,529)	(1,097)	—	(3,109)

Income/(loss) before income taxes and noncontrolling interest	11,638	2,137	(33,265)	(1,164)	(20,654)
Income tax benefit/(expense)	168	(1,324)	198	—	(958)

Net income/(loss)	$11,806	$813	$(33,067)	$(1,164)	$(21,612)

	Port Terminal Business Segment for the Six Month Period Ended June 30, 2013	Cabotage Business Segment for the Six Month Period Ended June 30, 2013	Barge Business Segment for the Six Month Period Ended June 30, 2013	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$18,359	$28,210	$49,069	$—	$95,638
Sales of products	41,059	—	—	—	41,059
Time charter, voyage and port terminal expenses	(5,232)	(659)	(15,008)	—	(20,899)
Direct vessel expenses	—	(14,982)	(20,052)	—	(35,034)
Cost of products sold	(38,637)	—	—	—	(38,637)
Depreciation and amortization	(1,907)	(1,327)	(8,638)	—	(11,872)
General and administrative expenses	(948)	(406)	(5,257)	—	(6,611)
Interest income/(expense) and finance cost, net	40	(3,240)	(6,998)	(1,840)	(12,038)
Gain on sale of assets	18	—	—	—	18
Other expense, net	(362)	(2,634)	(1,872)	—	(4,868)

Income/(loss) before income taxes and noncontrolling interest	12,390	4,962	(8,756)	(1,840)	6,756
Income tax benefit/(expense)	1,819	(1,003)	2,897	—	3,713

Net income/(loss)	14,209	3,959	(5,859)	(1,840)	10,469
Less: Net income attributable to the noncontrolling interest	—	—	(112)	—	(112)

Net income/(loss) attributable to Navios Logistics’ stockholders	$14,209	$3,959	$(5,971)	$(1,840)	$10,357

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, barges and pushboats amounted to $334,605 and $306,242 as of June 30, 2014 and December 31, 2013, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars - except share data)

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $85,768 and $85,948 as of June 30, 2014 and December 31, 2013, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $27,603 and $29,011 as of June 30, 2014 and December 31, 2013, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $28,223 and $28,708 as of June 30, 2014 and December 31, 2013, respectively.

As of June 30, 2014 goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximate their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Borrowings: The Senior Notes are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases and long-term debt: The capital leases and long-term debt are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$116,386	$116,386	$86,569	$86,569
Accounts receivable, net	$34,670	$34,670	$21,503	$21,503
Accounts payable	$(32,893)	$(32,893)	$(18,500)	$(18,500)
Senior notes	$(375,000)	$(391,643)	$(290,000)	$(314,650)
Capital lease obligations	$(23,194)	$(23,194)	$(23,759)	$(23,759)
Long-term debt, including current portion	$(494)	$(494)	$(528)	$(528)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at June 30, 2014
	Total	Level I	Level II	Level III
Cash and cash equivalents	$116,386	$116,386	$—	$—
Senior Notes	$(391,643)	$(391,643)	$—	$—
Capital lease obligations(1)	$(23,194)	$—	$(23,194)	$—
Long-term debt(1)	$(494)	$—	$(494)	$—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars - except share data)

	Fair Value Measurements at December 31, 2013
	Total	Level I	Level II	Level III
Cash and cash equivalents	$86,569	$86,569	$—	$—
Senior Notes	$(314,650)	$(314,650)	$—	$—
Capital lease obligations(1)	$(23,759)	$—	$(23,759)	$—
Long-term debt(1)	$(528)	$—	$(528)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2014	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer